

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Ross Lyndon-James
Chief Executive Officer
AgTech Global International, Inc.
4630 Campus Drive, Suite 104
Newport Beach, CA 92660

> **Re: AgTech Global International, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 23, 2021**
> **File No. 024-11564**

Dear Mr. Lyndon-James:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services